UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

Re: Calor Del Sol Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 26, 2024
File No. 333-280138

Dear Alejandro Hernandez:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

<u>Amendment No. 4 to Registration Statement on Form S-1 filed December 26, 2024</u>

<u>Financial Statements, page F-10</u>

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Befumo